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[BELL BOYD LOGO]                              70 West Madison Street, Suite 3100
                                                    Chicago, Illinois 60602-4207
                                                 312.372.1121 - Fax 312.827.8000



ALICIA A. PERLA
312.807.4318
aperla@bellboyd.com
Direct Fax:   312.827.8049


                                  May 4, 2007


VIA EDGAR

Ms. Kimberly Browning
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

                            CALAMOS INVESTMENT TRUST
                       1933 ACT REGISTRATION NO. 33-19228
                       1940 ACT REGISTRATION NO. 811-5443

Dear Ms. Browning:

     This letter responds to the comments you conveyed to Kevin Bettsteller and me on April 16, 2007, regarding post-effective amendment no. 49 to the registration statement under the Securities Act of 1933, as amended, filed on behalf of Calamos Investment Trust (the "Trust") on form N-1A in order to register shares of a new series of the Trust, Calamos Government Money Market Fund (the "Fund"). For convenience, each of your comments, as we understood them, is repeated below, with responses immediately following. Where revised disclosure from the post-effective amendment dated as of the date hereof is included in a response, we have marked the disclosure to show changes from the original post-effective amendment filing on February 22, 2007.

GENERAL

A. COMMENT: Please file Tandy representations as correspondence to the Securities and Exchange Commission (the "Commission").

     RESPONSE: The Trust hereby files Tandy representations with the Commission in this correspondence, as Exhibit A hereto.


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REGISTRATION STATEMENT [Please note -- We have included for your convenience, where applicable, the page numbers of the prospectus and statement of additional information ("SAI") located in the post-effective amendment dated as of the date hereof.]

B.   PROSPECTUS

     1. COMMENT: Please confirm to the Commission staff whether the reimbursement of Fund expenses will be reflected in the body of the fee table on page 3 of the prospectus in future filings, as opposed to as a footnote.

          RESPONSE: We supplementally confirm that the reimbursement of Fund expenses will continue to be reflected in a footnote to the fee table, as is the case with all Calamos fund disclosure.

     2. COMMENT: In the section entitled "Who manages the Fund?" on page 5 of the prospectus, please revise Frank Rachwalski's bio to describe in further detail his past five consecutive years of experience.

          RESPONSE: Mr. Rachwalski's bio has been revised to read as follows:

               "Frank Rachwalski, Senior Vice President and Senior Strategy Analyst at Calamos Advisors (as of January 2007) has more than 30 years of fixed income experience, including senior management and research positions at Kemper Financial Services, and its successor entities. As a managing director at Kemper and its successor entities, he was responsible for managing $40 billion in taxable, government and tax-exempt money market mutual funds. During the past five years prior to joining Calamos Advisors, Mr. Rachwalski was an adjunct faculty member at Lewis University and Robert Morris College in Chicago, Illinois, and served as an expert witness on matters relating to the cash management industry. Mr. Rachwalski received his bachelor's degree and MBA from Loyola University Chicago and is a Charterholder of the Institute of Chartered Financial Analysts."

     3. COMMENT: Please add disclosure in the sections entitled "How can I buy shares?" and "Processing time" on pages 6 and 7 of the prospectus, respectively, to indicate that, when a shareholder purchases or redeems Fund shares, the transaction will be processed at the next calculated NAV.

          RESPONSE: The first two paragraphs of the section entitled "How can I buy shares?" have been revised to read:

               "All purchases are based on the Fund's NAV. The Fund calculates its NAV at 4:00 p.m., Eastern time, on each day the New York Stock Exchange (the "NYSE") is open for trading. Once your purchase order is received in good form by the Fund's transfer agent or another authorized agent of the Fund, you will receive the NAV next determined after your order is received. If your purchase order is received in good form by 3:00 p.m.,


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               Eastern time, on any such day, you will earn that day's dividend income, provided that your funds are transmitted by wire and received by 3:00 p.m., Eastern time. If either your purchase order or your funds are received after 3:00 p.m., Eastern time, you will begin earning dividend income as of the next day the NYSE is open for trading. The Fund confirms each purchase of shares by a written statement mailed to you, without the issuance of share certificates. You may buy shares directly from the Fund using the following methods:"

          The paragraph under the section entitled "Processing Time" has been revised to read:

               "If your redemption order is received in good form by the Fund's transfer agent or another authorized agent of the Fund by 3:00 p.m., Eastern time, on a day the NYSE is open for trading, the redemption proceeds will be wired to your account before the close of business that day, but you will not earn that day's dividend income. If your redemption order is received after 3:00 p.m., Eastern time, you will earn that day's, and each subsequent day's, dividend income until the redemption proceeds are wired to your account on the next day the NYSE is open for trading. Your redemption order will be processed at the next NAV that is calculated on a day the NYSE is open for trading "

     4. COMMENT: In the section entitled "How can I buy shares?" on page 6 of the prospectus, add disclosure to explain what is meant by a purchase order received in "good form." Alternatively, indicate to the Commission staff where such explanation is located in the prospectus.

          RESPONSE: We supplementally indicate that the explanation regarding what is meant by an order in "good form" is located on page 8 of the prospectus in the paragraph under the section entitled "Transaction Information--Order in Good Form." We have revised that disclosure to read as follows:

               "A purchase or redemption order is considered to be in good form when the Fund's transfer agent or an intermediary has received a completed application or appropriate instruction along with the intended investment, if applicable, and any other required documentation."

     5. COMMENT: In the section entitled "Redemption-in-Kind" on page 7 of the prospectus, please include language to clarify that in-kind payment means payment will be made in liquid portfolio securities.

          RESPONSE: We have revised the penultimate sentence of the paragraph under the section "Redemption-in-Kind" to read:

               "In-kind payment means payment will be made in liquid portfolio securities rather than cash."


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     6.   COMMENT: In the third paragraph of the section entitled "Share price"
          on page 8 of the prospectus, please include language to clarify what is meant by the word "typically" or delete the word, and please also change the word "accepted" to "received."

          RESPONSE: The paragraph in question has been revised to read as indicated in the response to Comment B.4 above. Additionally, that paragraph has been placed under the subheading "Order in Good Form."

     7. COMMENT: Please delete the words "and acceptance" from the first paragraph of the section entitled "Intermediaries" on page 8 of the prospectus.

          RESPONSE: We have revised the first paragraph of the section entitled "Intermediaries" to read:

               "The Fund may authorize intermediaries to accept purchase, exchange and redemption orders on the Fund's behalf. An order in good form received by an intermediary will be deemed to have been received by the Fund as of the time of receipt by the intermediary. If you buy, exchange or redeem shares through an intermediary, you will pay or receive the Fund's NAV next calculated after receipt of the order by the intermediary, after giving effect to any transaction charge imposed by the intermediary, unless the Fund rejects your order. See 'Transaction Restrictions' and 'Excessive Trading Policies and Procedures' for more information on the Fund's right to reject purchase orders and the purchase portion of exchange orders."

     8. COMMENT: In the section entitled "Excessive Trading Policies and Procedures" on pages 9-10 of the prospectus, please revise the disclosure to indicate that the Fund may not reject an order to redeem shares, including the portion of an exchange order that requires the sale of shares.

          RESPONSE: We have revised the last sentence of the section entitled "Excessive Trading Policies and Procedures" on page 10 of the prospectus to read:

               "The excessive trading policies and procedures provide the Fund with the right to reject any purchase order or the purchase portion of any exchange order by any investor for any reason, including orders that appear to be associated with market timing activities. If the Fund rejects the purchase portion of an exchange order, the Fund will honor the redemption portion of the exchange and provide the shareholder with the proceeds from that redemption."

C.   STATEMENT OF ADDITIONAL INFORMATION

     1. COMMENT: In the section entitled "Investment Practices" on page 1 of the SAI, please indicate which of the Fund's investment practices are principal and which are non-principal, if applicable, and include disclosure to that effect in the introductory paragraph.


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          RESPONSE: We have revised the first paragraph of the section entitled
          "Investment Practices" on page 1 of the SAI as follows:

               "The prospectus contains information concerning the Fund's investment objective and principal investment strategies and risks. This Statement of Additional Information provides additional information concerning those principal strategies and their associated risks."

     2. COMMENT: Please confirm to the Commission staff whether the Fund intends to invest in inverse floaters.

          RESPONSE: We supplementally confirm that the Fund does not intend to invest in inverse floaters.

     3. COMMENT: Please explain to the Commission staff the reasoning behind having both fundamental investment restrictions (i) and (ii), which appear to be substantively duplicative, on page 3 of the SAI.

          RESPONSE: We supplementally inform the Commission staff that investment restriction (i) was approved by the board of trustees to address the diversification requirement of Section 8 of the Investment Company Act of 1940 (the "1940 Act") and investment restriction (ii) was approved by the board of trustees to address the diversification requirement of Rule 2a-7 under the 1940 Act. While we agree with the Commission staff that investment restrictions (i) and (ii) are substantively duplicative, we do not believe having both such restrictions is prohibited under the 1940 Act, the rules promulgated thereunder or Form N-1A. Further, as the Fund's board of trustees has approved these fundamental restrictions, we are bound to include them both in the SAI.

     4. COMMENT: With respect to each investment restriction that refers to limitations prescribed by the 1940 Act, please add disclosure in an explanatory note explaining what is permitted under the 1940 Act.

          RESPONSE: The following explanatory note has been added as footnote
          (1) to fundamental investment restriction (vi) on page 3 of the SAI:

               "The Fund's borrowing practices are limited by the 1940 Act. Currently, under the 1940 Act, the Fund may borrow in an aggregate amount not exceeding 33 1/3% of its total assets for any purpose, but borrowings from entities other than banks may not exceed 5% of its total assets and may be only as a temporary measure for extraordinary or emergency purposes, unless the Fund has received an exemptive order from the SEC permitting it to borrow from other affiliated funds in excess of 5% of its total assets. The Fund does not intend to purchase securities when its borrowings exceed 5% of total assets."

          The following explanatory note has been added as footnote (3) to fundamental investment restriction (viii) on page 3 of the SAI:


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               "Currently, under the 1940 Act, a "senior security" does not include any promissory note or evidence of indebtedness where the indebtedness is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within 60 days and is not extended or renewed."

          The following explanatory note has been added as footnote (4) to non-fundamental investment restriction (a) on page 3 of the SAI:

               "The Fund may only invest in other registered money market funds."

     5. COMMENT: With respect to the Fund's industry concentration restriction, listed as fundamental restriction (vii) on page 3 of the SAI, please add disclosure in an explanatory note to the investment restrictions explaining that the Fund will not invest in a security if 25% or more of its total assets would be invested in the securities of issuers in any particular industry.

          RESPONSE: The following explanatory note has been added as footnote
          (2) to fundamental investment restriction (vii) on page 3 of the SAI:

               "The SEC staff has taken the position that an investment company may not invest in a security if 25% or more of its total assets (taken at market value at the time of a particular purchase) would be invested in the securities of issuers of a particular industry. The Fund intends to comply with the staff's interpretation of the industry concentration requirement."

     6. COMMENT: With respect to the paragraph following the Fund's non-fundamental investment restrictions on page 4 of the SAI that begins, "[n]otwithstanding the foregoing investment restrictions," please explain how the paragraph effectively does not permit the Fund to circumvent its investment restrictions. Alternatively, please revise or delete the paragraph.

          RESPONSE: The paragraph following the Fund's non-fundamental investment restrictions has been revised to read as follows, as currently found in the SAI for the other series of the Trust:

               "Notwithstanding the foregoing non-fundamental investment restrictions, a Fund may purchase securities pursuant to the exercise of subscription rights, subject to the condition that such purchase will not result in the Fund's ceasing to be a diversified investment company. Far Eastern and European corporations frequently issue additional capital stock by means of subscription rights offerings to existing shareholders at a price substantially below the market price of the shares. The failure to exercise such rights would result in the Fund's interest in the issuing company being diluted. The market for such rights is not well developed in all cases and, accordingly, the Fund may not always realize full value on the sale of rights. The exception applies in cases where the limits set forth in the

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               investment restrictions would otherwise be exceeded by exercising rights or would have already been exceeded as a result of fluctuations in the market value of the Fund's portfolio securities with the result that the Fund would be forced either to sell securities at a time when it might not otherwise have done so, to forego exercising the rights."

     C.   PART C

     1. COMMENT: In future 485(a) filings, please file as exhibits all relevant agreements to be filed as exhibits in 485(a) filings as "forms of" to help facilitate a more thorough review of your registration statement. With respect to this registration statement, please provide, via e-mail prior to your next filing, "form of" agreements to be filed in connection with such filing for review by the Commission staff.

          RESPONSE: On April 20 and 25, 2007, we provided via e-mail all of the relevant agreements and consents to be filed as exhibits with the 485(b) filing of the registration statement for review by the Commission staff.

                               *   *   *   *   *

     We believe that this information responds to all of your comments. Please call me at (312) 807-4318 to confirm the adequacy of our responses.

                                      Very truly yours,

                                      /s/ Alicia A. Perla
                                      -------------------
                                      Alicia A. Perla


Copy:  J. Hamman
       S. Darcy
       C. Avery
       P. Pike


AAP:aap

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                                                                       Exhibit A


                                                 May 4, 2007


VIA EDGAR

Ms. Kimberly Browning
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549


                            CALAMOS INVESTMENT TRUST
                       1933 ACT REGISTRATION NO. 33-19228
                       1940 ACT REGISTRATION NO. 811-5443



     On behalf of Calamos Investment Trust (the "Trust"), we hereby make the following representations:

     (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the "Commission");

     (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Trust's filings; and

     (iii) the Trust acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                                  CALAMOS INVESTMENT TRUST


                                                   By: /s/ James S. Hamman
                                                      --------------------------
                                                   Name:  James S. Hamman
                                                   Title: Secretary